EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
CORN PRODUCTS INTERNATIONAL, INC.
Computation of Ratios of Earnings to Fixed Charges

(in millions, except ratios)	2007	2006	2005	2004	2003
Income before income taxes and minority interest	$305.4	$197.1	$148.4	$145.1	$135.4
Fixed charges	55.2	46.4	43.1	39.7	43.5
Capitalized interest	(4.1)	(10.2)	(4.8)	(2.6)	(2.0)

Total	$356.5	$233.3	$186.7	$182.2	$176.9

RATIO OF EARNINGS TO FIXED CHARGES	6.46	5.03	4.33	4.59	4.07

FIXED CHARGES:
Interest expense on debt	$52.5	$43.8	$40.7	$37.4	$41.1
Amortization of discount on debt	1.1	1.0	1.0	1.1	1.1
Interest portion of rental expense on operating leases	1.6	1.6	1.4	1.2	1.3

Total	$55.2	$46.4	$43.1	$39.7	$43.5